Form 11-K

Annual Report

Pursuant to Section 15(D) of the
Securities and Exchange Act of 1934

Annual Report Pursuant To Section 15(D) Of The
Securities And Exchange Act Of 1934 For The

Fiscal Year Ended December 31, 2004

Palm Harbor Homes, Inc. Employee Savings Plan

Palm Harbor Homes, Inc.

15303 N. Dallas Parkway, Suite 800
Addison, TX 75001

Palm Harbor Homes, Inc.
Employee Savings Plan

Financial Statements and
Supplemental Schedule and Exhibit

Years ended December 31, 2004 and 2003

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule and Exhibit

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)	11
Consent of Independent Registered Public Accounting Firm	15
Consent of Independent Auditors

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Palm Harbor Homes, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Palm Harbor Homes, Inc. Employee Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Dallas, Texas
June 23, 2005

Palm Harbor Homes, Inc. Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments	$56,770,007	$51,794,110

Receivables:
Employee contributions	301,086	298,656
Employer contributions	75,960	78,381
Interest income	310	166
Other receivable	40,148	—

Total receivables	417,504	377,203

Total assets	57,187,511	52,171,313

Liabilities
Contributions and earnings refundable	490,271	374,085
Other liabilities	160,317	—

Total liabilities	650,588	374,085

Net assets available for benefits	$56,536,923	$51,797,228

See accompanying notes.

Palm Harbor Homes, Inc. Employee Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2004	2003

Additions
Investment income:
Net appreciation in fair value of investments	$3,691,842	$6,993,159
Interest and dividends	1,155,787	668,431

	4,847,629	7,661,590

Contributions:
Employee	4,288,624	4,566,207
Employer	911,769	1,261,935
Rollover	912,687	98,770

Total contributions	6,113,080	5,926,912

Total additions	10,960,709	13,588,502

Deductions
Benefit payments	6,173,703	6,517,532
Administrative expenses	47,311	46,511

Total deductions	6,221,014	6,564,043

Transfer into the Plan	—	3,533,923

Net increase	4,739,695	10,558,382

Net assets available for benefits at beginning of year	51,797,228	41,238,846

Net assets available for benefits at end of year	$56,536,923	$51,797,228

See accompanying notes.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of Plan

The following description of the Palm Harbor Homes, Inc. Employee Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering all employees of Palm Harbor Homes, Inc. (the Company) who have attained age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2003, the Nationwide Homes, Inc. Employees’ Retirement/Savings Plan (Nationwide Plan) was merged into the Plan and all Nationwide Plan participants automatically became participants in the Plan. The Nationwide Plan’s net assets totaling $3,533,923 were transferred to the Plan on January 13, 2003.

Contributions

Participants may contribute up to 18% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Effective April 1, 2003, the Plan was amended to include catch-up contributions for eligible employees who have attained age 50 before the close of the plan year up to the maximum of 18%. Effective January 1, 2004, the Plan was amended to increase the maximum catch-up contribution to 75% of compensation, as defined in the Plan.

The Company contributed on a Plan-year basis 50% of the first 6% of compensation that a participant contributes to the Plan. The Company announced a reduction of its contributions to the Plan effective July 1, 2003, from 50% of the first 6% of compensation that a participant contributes to the Plan to 50% of the first 3% of compensation. For participants in the Nationwide division, the reduction of Company contributions was to 50% of the first 4% of compensation that a participant contributes to the Plan. Participants are eligible for an allocation of the employer contributions beginning on the enrollment date coinciding with or following the date on which they have completed one year of eligible service.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of Plan earnings and charged with administrative expenses, if applicable. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Forfeited balances of terminated participants’ nonvested accounts are used to reduce Plan expenses and/or future Company contributions. At December 31, 2004 and 2003, $15,780 and $16,269, respectively, were available to be used for future Plan expenses or Company contributions. During 2004 and 2003, forfeitures of $194,118 and $336,434, respectively, were used to supplement the Company contributions.

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments in any of 22 investment options. Participants may change their investment options daily.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest in Company contributions as follows: two years – 20%; three years – 40%; four years – 60%; and five years – 100%. Effective January 1, 2003, participants in the Nationwide division vest in Company contributions as follows: one year – 20%; two years – 40%; three years – 60%; four years – 80%; and five years – 100%.

Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000 (adjusted for loan payments during the previous year). A participant may have only one loan outstanding at any time. Loan terms range from up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the prime rate plus 1% as determined by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Benefit Payments

Upon termination of service, death, disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account. Upon the death of a participant who is a current employee, the account is automatically 100% vested. If a participant’s account is $5,000 or less, the balance of such account will be distributed in a lump-sum amount upon retirement, disability, death, or termination of employment.

Administration

The Plan is administered by the Company. Fidelity Management Trust Company (Fidelity) serves as trustee, and Fidelity Investments Institutional Operations Company, Inc. serves as recordkeeper.

Costs and expenses of administering the Plan are paid by the Company unless paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants are 100% vested in their account balances. The assets of the Plan would then be distributed to participants in proportion to their vested interests.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Investments in registered investment companies held by Fidelity are valued at fair value based on published market prices which represent the net asset values of the shares held by the Plan at year-end. Investments in the unitized stock fund are determined by the combined value of the underlying common stock and short-term cash position. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. Participant loans are recorded at carrying value, which approximates fair value. The short-term cash portion of the unitized stock fund is recorded at cost, which approximates fair value.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2004 and 2003, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value as determined by published market prices as follows:

	Year ended December 31
	2004	2003

Palm Harbor Homes, Inc. common stock	$(87,345)	$71,749
Shares of registered investment companies	3,779,187	6,921,410

Net appreciation in fair value of investments	$3,691,842	$6,993,159

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

December 31
2004
Fidelity Magellan Fund	$8,928,286
Fidelity ContraFund	10,746,042
Fidelity Growth and Income Fund	7,187,312
Fidelity Asset Manager Fund	2,992,834
Fidelity Retirement Government Money Market Fund	6,466,246
Fidelity Low Price Stock Fund	3,955,573
Fidelity Value Fund	3,041,667

December 31
2003
Fidelity Magellan Fund	$8,866,829
Fidelity ContraFund	9,372,794
Fidelity Growth and Income Fund	6,919,485
Fidelity Asset Manager Fund	3,272,105
Fidelity Retirement Government Money Market Fund	6,800,516
Fidelity Low Price Stock Fund	2,838,570
Fidelity Value Fund	2,598,119
Participant loans	2,811,846

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 11, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

5. Contributions and Earnings Refundable

Contributions and earnings refundable represents excess contributions refundable to certain participants in order to comply with certain nondiscrimination requirements.

6. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003

Net assets available for benefits per the financial statements	$56,536,923	$51,797,228
Add contributions and earnings refundable at end of year	490,271	374,085

Net assets available for benefits per the Form 5500	$57,027,194	$52,171,313

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

	Year ended December 31
	2004	2003

Benefit payments to participants per the financial statements	$6,173,703	$6,517,532
Add contributions refundable at beginning of year	374,085	203,275

Benefit payments to participants per the Form 5500	$6,547,788	$6,720,807

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of total contributions and investment income per the financial statements to the Form 5500:

	Year ended December 31
	2004	2003

Total contributions per the financial statements	$6,113,080	$5,926,912
Add contributions refundable at end of year	433,802	303,804

Total contributions per the Form 5500	$6,546,882	$6,230,716

	Year ended December 31
	2004	2003

Total investment income per the financial statements	$4,847,629	$7,661,590
Add earnings refundable at end of year	56,469	70,281

Total investment income per the Form 5500	$4,904,098	$7,731,871

Excess contributions and earnings refundable to certain participants in order to comply with certain nondiscrimination requirements for the years ended December 31, 2004 and 2003, were not recorded on Form 5500.

7. Subsequent Events

Effective January 1, 2005, the Company changed the employer contribution for Palm Harbor participants to 25% of the first 6% of compensation that an employee contributes to the Plan. For the Nationwide division participants, the employer contribution remains 50% up to 4% of compensation that an employee contributes to the Plan.

Effective March 28, 2005, if a participant’s vested account balance is between $1,000 and $5,000, the balance of such account will be rolled over to an IRA with Fidelity upon retirement, disability, death, or termination of employment, as defined by the Plan.

Supplemental Schedule and Exhibit

Palm Harbor Homes, Inc. Employee Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)

EIN: 59-1036634
Plan #: 003

December 31, 2004

		(c)
	(b)	Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e)
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Value	(d)	Current Value
*	Fidelity Management Trust Company	Magellan Fund; 86,023 shares	**	$8,928,286

*	Fidelity Management Trust Company	ContraFund; 189,391 shares	**	10,746,042

*	Fidelity Management Trust Company	Growth and Income Fund;
		188,100 shares	**	7,187,312

*	Fidelity Management Trust Company	Retirement Government Money Market
		Fund; 6,466,246 shares	**	6,466,246

*	Fidelity Management Trust Company	Asset Manager Fund; 184,629 shares	**	2,992,834

*	Fidelity Management Trust Company	Diversified International Fund;
		68,633 shares	**	1,965,663

*	Fidelity Management Trust Company	Value Fund; 42,666 shares	**	3,041,667

*	Fidelity Management Trust Company	Puritan Fund; 61,015 shares	**	1,156,231

*	Fidelity Management Trust Company	GNMA; 138,724 shares	**	1,537,065

*	Fidelity Management Trust Company	Low Price Stock Fund; 98,275 shares	**	3,955,573

*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund;
		17,963 shares	**	769,904

*	Fidelity Management Trust Company	Institutional Cash Portfolio;
		148,528 shares	**	148,528

*	Fidelity Management Trust Company	Fidelity Freedom Income Fund;
		8,694 shares	**	97,986

*	Fidelity Management Trust Company	Fidelity Freedom 2000 Fund;
		8,104 shares	**	97,895

*	Fidelity Management Trust Company	Fidelity Freedom 2005 Fund; 2 shares	**	23

		(c)
	(b)	Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e)
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Value	(d)	Current Value
*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund;
		46,679 shares	**	$635,764

*	Fidelity Management Trust Company	Fidelity Freedom 2015 Fund;
		178 shares	**	1,963

*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund;
		65,788 shares	**	918,405

*	Fidelity Management Trust Company	Fidelity Freedom 2025 Fund;
		1,574 shares	**	17,755

*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund;
		42,453 shares	**	597,736

*	Fidelity Management Trust Company	Fidelity Freedom 2035 Fund;
		416 shares	**	4,761

*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund;
		7,539 shares	**	62,348

*	Palm Harbor Homes, Inc.	Common Stock; 160,916 shares	**	2,716,262

*	Participant Loans	Interest rates range from
		5.00% to 10.50%	—	2,723,758

				$56,770,007

* Indicates party-in-interest to the Plan.

** Investments are participant-directed; thus cost information is not applicable.

S I G N A T U R E S

The Plan.Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Palm Harbor Homes, Inc. Employee Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PALM HARBOR HOMES, INC. EMPLOYEE SAVINGS PLAN
Name of Plan
June 23, 2005
	By	/s/ KELLY TACKE

Kelly Tacke
Vice President - Finance
Chief Financial Officer and Secretary

INDEX TO EXHIBITS

Exhibit
Number	Description
23	Consent of Independent Auditors